Correspondence

                            NEW FRONTIER ENERGY, INC.
                      P.O. Box 298, Littleton, CO 80160-0298
                                                               TEL: 303-730-9994
                                                               FAX: 303-730-9985


February 10, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
April Sifford, Branch Chief & Sandy Eisen
100 F. Street, N.E.
Washington, D.C. 20549

RE:      New Frontier Energy, Inc.
         Form 10-KSB for the fiscal year ended February 28, 2005
         SEC File No: 0-05742

Dear Ms. Sifford:

This letter is in response to your letter dated January 31, 2006 (the "January 31 Letter"), which was faxed to Paul Laird, the President of New Frontier Energy, Inc. ("NFE" and "Company"). The responses to the matters raised in the January 31 are set forth below.

Management's discussion and Analysis of Plan Of Operation, page 22

1.   Liquidity and Capital Resources, page 30
     ----------------------------------------

     The language that the Commission is questioning is excerpted below.

          As described under "Plan of Operation," we intend to meet a portion of our working capital requirements through the production of gas from the Slater Dome Prospect. Production from this property is subject to beginning operations of a gas gathering pipeline to transport the gas to market. We expect to be selling gas in the second calendar quarter of 2005. We believe the expenditures to date have proved the existence of economical amounts of natural gas reserves, and we are prepared to seek additional financing if necessary to further develop the Slater Dome Prospect.

     In the 10-KSB on page 10 under risks related to our business, we represent that we have no proved reserves and the following is excerpted from the filing.

          We have no proved reserves at this time. The Slater Dome Prospect is the primary oil and gas property where most of our capital resources have been employed. This prospect is still in the development stage, and no estimate can be made at this time as to proved or probable oil and natural gas reserves, nor can any guarantees be made that sufficient reserves will be discovered for production. Although nine wells have been drilled this property to date, the absence of a sustained production history and an operating gas gathering pipeline to deliver gas from this property to market prevents the engineers from assigning any proved or probable reserves to this property. As a result, there can be no assurance that we will have any future cash flow.

     In the 10-KSB on page 20 under item 2, description of properties, we further disclose that the Company does not have proved reserves as excerpted below.

          See Note 14 of Notes to Consolidated Financial Statements for more detailed information concerning the Company's estimated oil and gas reserves. No proven reserves have been assigned to our Slater Dome Prospect due to the absence of a gas delivery system to get the gas to market and any sustained production history.

          No reserve figures have been filed with, or reported to, any other regulatory authorities or agencies during the period ended February 28, 2005.

     In note 14 to the financial statements, SUPPLEMENTARY OIL AND GAS INFORMATION (Unaudited), we disclosed the following excerpted in part.

          Oil and Gas Reserve Quantities:

               The estimates of ending proved reserves and related valuations were not computed. A majority of the Company's oil and gas revenues derives from overriding royalty interests. Because of the nature of the interests, the Company does not have access to the necessary information to calculate reserve quantities. No proven reserves have been assigned to the Slater Dome/Coal Bank Draw Prospect due to the absence of a gas delivery system to get the gas to market and any sustained production history.

The statement under question, in the liquidity and capital resources section of the 10-KSB, relates to our belief that the expenditures have proved the existence of economical amounts of natural gas reserves. We have performed extensive testing of the wells at Slater Dome and we believe that there are economic quantities of natural gas present and we think we are obligated to advise the reader of that belief. We also are aware that, because the wells were shut in waiting for a pipeline connection, we would not be able to disclose any estimated reserve information in accordance with Regulation S-X, Rule 4-10, and accordingly, we disclosed that we did not have any proved reserves in three parts of the 10-KSB in

     a.   the risk section,

     b.   the property section, and

     c.   the notes to the financial statements.

We believe that the sentence in question should be taken literally as it does not purport to represent that we have proven reserves; particularly when taken with the statements throughout the 10-KSB that the Company does not have proven reserves. Furthermore, as we are selling gas in the current fiscal year, and reserves will be reported in the Company's Form 10-KSB that will be filed for the fiscal year ending February 28, 2006. It is our belief in light of the clear statements made in the three parts of our Form 10-KSB reference above that we did not have reserves, that the total mix of the information provided to investors was both sufficient and clear that we did not have reserves. Accordingly, we respectfully request that the Staff waive this comment. If you have any questions or if I may be of any further assistance, please do not hesitate to contact me at the above-referenced telephone number or via email at lbates@nfeinc.com.
Sincerely,

New Frontier Energy, Inc.


By: /s/ Les Bates
    -----------------------------
Les Bates, Chief Financial Officer


C:       Schlueter & Associates, P.C.
         Attn: Henry F. Schlueter